Exhibit 2

Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109

May 28, 2024

Board of Directors

Bitfarms Ltd.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Dear Directors:

We were surprised by your swift rejection of our April 22nd proposal without the benefit of a thorough and informed evaluation. Further, we are disappointed that we have not been able to engage with you in any meaningful way regarding the strategic and financial merits of combining our two companies given the historic opportunity this would afford Bitfarms’ shareholders. Based on the serious governance questions raised below, we believe that the confidentiality agreement that you demanded we execute – which originally included a standstill of more than three years – was designed to give the Bitfarms Board complete control over whether our proposal was properly considered irrespective of the best interests of Bitfarms’ shareholders.

As you know, this is not the first time we have expressed an interest in discussing a potential combination with you, and after repeated attempts to do so have not progressed, we have decided to publicly disclose our proposal. Bitfarms’ shareholders should have the opportunity to decide if they prefer the substantial premium and high degree of certainty offered by our proposal, or if they would rather continue to accept the significant risk that Bitfarms can realize its full potential for shareholders through the execution of its strategic plan given Bitfarms’ problematic governance structure and the Board’s recent concerning actions.

Moreover, as the single largest shareholder of Bitfarms, with ownership of 9.25% of Bitfarms’ common shares, we are deeply concerned that the founders on Bitfarms’ Board – Nicolas Bonta and Emiliano Grodzki – may be entrenching themselves rather than acting in the best interests of all Bitfarms’ shareholders. These concerns have only been heightened by the abrupt termination of the Bitfarms CEO without a transition plan in place during a critical period of execution for Bitfarms and the industry, as well as the allegations, if accurate, made against certain members of Bitfarms’ Board by the ex-CEO in his lawsuit. In light of our serious governance concerns, we currently intend to requisition a special meeting of Bitfarms’ shareholders, at which we would nominate several well-qualified and independent directors to join the Bitfarms Board.

As we have transparently discussed in the past, we firmly believe that a combination of Bitfarms and Riot would create the premier and largest publicly listed Bitcoin miner globally, with a combined pro forma 19.6 EH/s of current self-mining capacity, 52 EH/s of self-mining capacity forecasted by year-end, a stronger financial position to support Bitfarms’ growth plans and unmatched geographically diversified operations. We are confident that a combination of our two companies would generate significant benefits for stakeholders of both Bitfarms and Riot.

We reiterate our original proposal to acquire 100% of Bitfarms’ common shares at a price of US$2.30 per share. This represents a premium of 24% to Bitfarms’ one-month volume-weighted average share price as of May 24, 2024. The consideration offered to Bitfarms’ shareholders under the proposal will consist of a mix of cash and Riot common stock that would result in Bitfarms’ shareholders owning up to approximately 17% of the outstanding common stock of the combined company upon consummation of a merger between Bitfarms and Riot. The proposed transaction will not require Riot shareholder approval and there will be no financing contingency for the cash portion of the purchase price.

We believe that our proposal offers compelling value for Bitfarms’ shareholders, with a significant premium above Bitfarms’ recent share price. The opportunity to receive Riot common stock will allow Bitfarms’ shareholders to participate in the significant upside potential of what will become the largest publicly listed Bitcoin miner. Given our successful experience in executing strategic transactions, particularly evidenced by our acquisition of Whinstone US, Inc. in 2021, we are extremely confident that a transaction with Riot will be in the best interests of all of Bitfarms’ shareholders.

Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109

Riot’s vision is to be the world’s leading Bitcoin-driven infrastructure platform. Our industry-leading, vertically-integrated approach to mining is demonstrated by the 700 MW of operating capacity at our Rockdale Facility, believed to be the largest Bitcoin mining facility in North America, and our recently energized Corsicana Facility, which will have one gigawatt of total capacity when fully developed. We are strong believers in the vertically-integrated business model for Bitcoin mining and believe that Bitfarms’ strategy aligns well with ours.

Our plan is for Bitfarms to operate as Riot’s international expansion arm and for Bitfarms’ well-respected management team to stay on and work together with us to aggressively pursue expansion and increase economies of scale across our combined sites. Bitfarms would also benefit from Riot’s balance sheet strength, with de minimis corporate debt, more than US$700 million in cash on hand and 8,872 unencumbered Bitcoin as of April 30, 2024, and significant access to public equity markets, all of which will enable Riot to fully finance Bitfarms’ growth plans.

The proposed transaction is our highest strategic priority and has the full support of our entire Board of Directors. Together with our advisors, we have invested considerable time in the preparation of this proposal based on publicly available information.

This letter constitutes a non-binding proposal and is not intended to be legally binding, to constitute an offer capable of acceptance or to grant or impose any rights, obligations, or liability on any part. The final terms and conditions of a transaction would be subject to the approval of our respective Boards of Directors and the finalization of mutually acceptable arrangement and support agreements.

On behalf of our Board of Directors and management team, we would like to reiterate our commitment to the successful combination of our two organizations. We look forward to hearing your response and to working with your shareholders to create the world’s leading Bitcoin mining company.

Yours sincerely,

/s/ Benjamin Yi	/s/ Jason Les
Benjamin Yi, Executive Chairman	Jason Les, Chief Executive Officer